Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2013	2012	2013	2012
Net income available to stockholders	$3,251	$1,892	$9,849	$6,206
Less: Distributed and undistributed earnings allocated to non-vested stock	(47)	(27)	(144)	(89)
Earnings available to common shareholders	$3,204	$1,865	$9,705	$6,117
Shares Calculation
Average shares outstanding - Basic Common	4,923	5,115	4,899	5,118
Average shares outstanding - Basic Class B Common	1,980	1,938	1,966	1,932
Potential Common Stock relating to stock options	35	64	51	66
Average shares outstanding - Assuming dilution	6,938	7,117	6,916	7,116
Net Income Per Share: Basic Common	$0.50	$0.28	$1.52	$0.93
Net Income Per Share: Basic Class B Common	$0.37	$0.21	$1.14	$0.70
Net Income Per Share: Diluted	$0.46	$0.26	$1.40	$0.86

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